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                     AZTECA HOLDINGS SUCCESSFULLY REFINANCES
                         SENIOR NOTES DUE 2003 AND 2008

 --Stronger Capital Structure Through US$42 Million Amortization of Principal--

                  --Clear Path for Debt Payment Going Forward--

   -- "Vote of Confidence from Bondholders on Future Financial Obligations"--


FOR IMMEDIATE RELEASE
---------------------

     Mexico City, July 14, 2003 - Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced today that it successfully refinanced Senior Notes for an aggregate of US$150 million, which were composed of US$70 million, 10 1/2% Senior Secured Notes due July 15, 2003; and US$80 million, 10 3/4% Senior Secured Notes due 2008.

     Azteca Holdings, the owner of 55% of the capital stock of TV Azteca received US$69 million from a US$125 million distribution to shareholders made by TV Azteca on June 30, as part of an ongoing distributions plan. Azteca Holdings will use the proceeds to reduce the balance of its indebtedness by approximately US$42 million, and to make the corresponding interest payments on its total debt. The remainder of the Senior Notes for an aggregate of US$150 million, approximately US$108 million, was exchanged into Senior Notes due 2008. Approximately US$96 million are now 12 1/4% Notes outstanding, and approximately US$12 million are 10 3/4% Notes, after considering a partial amortization due July 15.

     "The refinancing substantially strengthens Azteca Holdings' capital structure by means of a reduction of our total indebtedness by 15%," said Diego Foyo, Chief Financial Officer of Azteca Holdings. "Additionally, the amortization schedule of the new notes will allow for close alignment of our payments with expected ongoing cash streams into the company, providing us with a permanent solution to pay our debt."

     The company noted that by means of the US$42 million amortization to principal, total Azteca Holdings' debt decreased to US$237 million from US$279 million. Additionally, the new notes have a gradual amortization schedule, in line with TV Azteca's previously announced plan to distribute to shareholders approximately US$500 million of its internally generated cash throughout the next six years.

         "We successfully matched the investment needs of the investors who decided to exchange, and at the same time we satisfied liquidity needs for those who chose for cash options," added Mr. Foyo. "As planned, this was accomplished within the boundaries of the cash we received from TV Azteca, eliminating risk of stock overhang from selling our holdings to service debt. And we will continue to satisfy our obligations following TV Azteca's future distributions."

     TV Azteca shareholders have already approved a US$15 million distribution to be made on December 5, which will allow Azteca Holdings to make yearend coupon payments of its outstanding debt. In accordance to TV Azteca's six year plan for uses of cash, TV Azteca expects to make the necessary distributions that will allow Azteca Holdings to meet its principal and interest obligations going forward.

     "We received an important vote of confidence from bondholders on the success of our future financial obligations, and we will continue to honor, in time and manner, all of our financial commitments with them," Mr. Foyo concluded.

Company Profile
---------------

     Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is 55% of the capital stock of TV Azteca, S.A. de C.V.

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca's affiliates include Azteca America, operator of a broadcast television network focused on the rapidly growing United States Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, operator of an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Azteca Holdings are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.